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                               Filed by American Strategic Income Portfolio Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                       Subject Company: American Strategic Income Portfolio Inc.
                                                         SEC File No.: 811-06404


FOR IMMEDIATE RELEASE            CONTACT:       Cheryl B. Stone
                                                Vice President, Public Relations
                                                U.S. Bancorp Asset Management
                                                612.303.5657

                 AMERICAN STRATEGIC INCOME PORTFOLIO INC. (ASP)
                AMERICAN STRATEGIC INCOME PORTFOLIO INC.-II (BSP)
               AMERICAN STRATEGIC INCOME PORTFOLIO INC.-III (CSP)
                    AND AMERICAN SELECT PORTFOLIO INC. (SLA)
                   ANNOUNCE AMENDED MERGER-RELATED SEC FILING

     MINNEAPOLIS - Aug. 12, 2004 - American Strategic Income Portfolio Inc.
(ASP), American Strategic Income Portfolio Inc.-II (BSP), American Strategic Income Portfolio Inc.-III (CSP) and American Select Portfolio Inc. (SLA) (collectively, the Funds) announced today that they have filed an amended application for an exemptive order from the Securities and Exchange Commission
(SEC) which would permit them to merge into First American Strategic Real Estate Portfolio Inc., a newly-organized specialty finance company that will elect to be taxed as a real estate investment trust for federal income tax purposes (the
REIT). The transaction was first announced on March 20, 2002.

     In the proposed transaction, a majority of the outstanding shares of a Fund must be voted in favor of the transaction in order for that Fund to participate in the merger. Shares of the Funds approving the merger will be converted into REIT shares based on an equivalent net asset value basis.

     As previously announced, shareholders of approving Funds who do not wish to receive REIT shares can elect to receive, instead, shares of First American Strategic Income Portfolio Inc., a newly-formed closed-end mutual fund (the New
Fund) with investment objectives and strategies which are substantially similar to those of the Funds. Like the exchange for REIT shares, this exchange also would be based on an equivalent net asset value basis. When the transaction is completed, the approving Funds' assets and liabilities will be allocated between the REIT and the New Fund based on the relative net asset values attributable to Fund shareholders receiving REIT shares and those receiving New Fund shares. The receipt of REIT shares (but not of New Fund shares) by Fund shareholders in the transaction is expected generally to be tax-free.

     The amended exemptive order application, which is publicly available from the SEC, sets forth four changes in the transaction as previously announced. First, a Fund shareholder can no longer vote in favor of the merger, and still elect to receive New Fund shares rather than REIT shares. Rather, to elect to receive New Fund shares, a shareholder must not vote in favor of the merger (i.e., the shareholder must vote against the merger or abstain from voting). This change eliminates the need for the pro-rationing procedures which were previously included in the transaction. Under those procedures, if more than 49% of an approving Fund's shares were subject to New Fund elections, each electing shareholder would have received a combination of New Fund shares and REIT shares.

                                    - more -


Investment products, including shares of mutual funds, are not obligations of, or guaranteed by, any bank, including U.S. Bank or any U.S. Bancorp affiliate, nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. An investment in such products involves investment risk, including possible loss of principal.

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PAGE 2

     Second, under the transaction as previously announced, if the New Fund failed to reach the necessary size to list on the American Stock Exchange - which could occur if few approving Fund shareholders made New Fund elections - the mergers of the approving Funds into the REIT would not have been completed. Under the revised transaction, if the New Fund fails to satisfy these listing requirements and does not have at least $50 million in net assets, the mergers of approving Funds into the REIT nevertheless will be completed. However, in that case, the electing shareholders will receive cash in an amount equal to the net asset value of their Fund shares rather than receiving New Fund shares, and the New Fund will not be formed.

     Third, due to a change in the Minnesota Business Corporation Act, Fund shareholders will not be entitled to exercise statutory dissenters rights of appraisal in connection with the proposed transaction. Finally, U.S. Bancorp Asset Management, Inc., which is the investment advisor to the Funds, the REIT and the New Fund, will voluntarily waive 10 basis points of its advisory fees for the New Fund and for any non-approving Fund for a period of 30 months following the transaction.

     As previously announced, participation by any Fund in the proposed transaction is subject to a number of conditions, including approval by its shareholders; receipt by the Funds of the SEC exemptive order for which an amended application has been filed; the registration under the Securities Act of 1933, as amended, of the REIT shares and the New Fund shares to be issued in the transaction; the listing of the REIT shares on the New York Stock Exchange; and the REIT having net assets of at least $200 million when the transaction is completed. In addition, before the transaction is submitted for a shareholder vote, it is anticipated that the Funds' Boards of Directors will obtain updated financial fairness opinions and will consider formal action re-approving the transaction.

     THE REIT HAS FILED A REGISTRATION STATEMENT ON FORM S-4 AND AMENDMENT NOS. 1, 2 AND 3 THERETO WITH THE SEC, WHICH INCLUDES A JOINT PROXY STATEMENT OF THE FUNDS AND A PROSPECTUS OF THE REIT, EACH IN PRELIMINARY FORM. THE REIT AND THE NEW FUND WILL BE FILING OTHER RELEVANT DOCUMENTS CONCERNING THE TRANSACTION WITH THE SEC, INCLUDING AN ADDITIONAL AMENDMENT TO THE REGISTRATION STATEMENT ON FORM S-4 WHICH DESCRIBES THE CHANGES SET FORTH IN THE AMENDED EXEMPTIVE ORDER APPLICATION AND THIS PRESS RELEASE. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS AMENDED FORM AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS (OTHER THAN THE AMENDED EXEMPTIVE ORDER APPLICATION) FREE OF CHARGE AT THE SEC'S WEB SITE, www.sec.gov. THE AMENDED EXEMPTIVE ORDER APPLICATION MAY BE READ AND COPIED AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. IN ADDITION, DOCUMENTS FILED BY THE FUNDS, THE REIT AND THE NEW FUND (INCLUDING THE AMENDED EXEMPTIVE ORDER APPLICATION) WILL BE AVAILABLE FREE OF CHARGE FROM INVESTOR SERVICES, U.S. BANCORP ASSET MANAGEMENT, INC., 800 NICOLLET MALL, MINNEAPOLIS, MINNESOTA 55402,
TELEPHONE: 800-677-FUND.

                                    - more -


Investment products, including shares of mutual funds, are not obligations of, or guaranteed by, any bank, including U.S. Bank or any U.S. Bancorp affiliate, nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. An investment in such products involves investment risk, including possible loss of principal.

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PAGE 3

     PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED TRANSACTION.

     THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

     Each of the Funds and its Board of Directors and executive officers and U.S. Bancorp Asset Management, Inc. and its executive officers may be deemed to be participants in the solicitation of proxies from Fund shareholders in favor of the reorganization. It is expected that certain current officers of U.S. Bancorp Asset Management, Inc. will be executive officers and directors of the REIT. Information regarding the interests of the Funds' officers and directors in the transaction will be included in the joint proxy statement/prospectus. Information regarding the interests of U.S. Bancorp Asset Management, Inc. and its officers and directors in the transaction also will be included in the joint proxy statement/prospectus. In addition to the joint proxy statement/prospectus to be mailed to the shareholders of the Funds in connection with the transaction, each Fund files proxy and information statements and other reports with the SEC.

     Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 for further information on the public reference room. The reports, statements and other information filed by the Funds with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from U.S. Bancorp Asset Management, Inc. as set forth above.

     BASED IN MINNEAPOLIS, U.S. BANCORP ASSET MANAGEMENT, INC., IS A SUBSIDIARY OF U.S. BANK NATIONAL ASSOCIATION. IT PROVIDES INVESTMENT MANAGEMENT SERVICES TO INDIVIDUALS AND INSTITUTIONS - INCLUDING CORPORATIONS, FOUNDATIONS, PENSION FUNDS, PUBLIC FUNDS AND RETIREMENT PLANS - AND HAS ASSETS UNDER MANAGEMENT OF MORE THAN $122 BILLION AS OF JUNE 30, 2004.

     U.S. BANCORP ASSET MANAGEMENT, INC., SERVES AS THE INVESTMENT ADVISER TO THE FUNDS. U.S. BANK NATIONAL ASSOCIATION IS A SEPARATE ENTITY AND WHOLLY-OWNED SUBSIDIARY OF U.S. BANCORP, THE EIGHTH LARGEST FINANCIAL SERVICES HOLDING COMPANY IN THE UNITED STATES AND A LEADING PROVIDER OF COMPREHENSIVE BANKING, TRUST, INVESTMENT AND PAYMENT SYSTEMS PRODUCTS AND SERVICES. U.S. BANCORP IS THE PARENT COMPANY OF U.S. BANK NATIONAL ASSOCIATION.

                                   ----------

     Nondeposit investment products are not insured by the FDIC, are not deposits or other obligations of or guaranteed by U.S. Bank National Association or its affiliates, and involve investment risks, including possible loss of the principal amount invested.

                                      # # #


Investment products, including shares of mutual funds, are not obligations of, or guaranteed by, any bank, including U.S. Bank or any U.S. Bancorp affiliate, nor are they insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. An investment in such products involves investment risk, including possible loss of principal.

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